UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

Wasatch Funds, Inc., a Minnesota corporation (the “Company”) hereby amends its original Notification of Registration on Form N-8A, filed on November 19, 1986 (File No. 811-4920), for the purpose of reflecting the adoption, effective March 31, 2010, and succession by Wasatch Funds Trust, a Massachusetts business trust (the “Trust”), of the Company’s registration under Section 8(a) of the Investment Company Act of 1940, as amended. In connection with such amended notification of registration, the Trust submits the following information:

Name:	Wasatch Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

150 Social Hall Avenue, 4th Floor, Salt Lake City, Utah 84111

Telephone Number (including area code):	(801) 533-0777

Name and Address of Agent for Service of Process:

Samuel S. Stewart, Jr.
150 Social Hall Avenue, 4th Floor
Salt Lake City, Utah 84111

Copy to:

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Check Appropriate Box

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:  ☒  YES*                    ☐  NO

*

In connection with a reorganization changing domicile from Minnesota to Massachusetts, the registrant, Wasatch Funds Trust, a Massachusetts business trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of Wasatch Funds, Inc., a Minnesota corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on March 31, 2010, amending and adopting such registration statement as the registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment became effective on March 31, 2010.

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amended notification of registration to be duly signed on its behalf in Salt Lake City in the State of Utah on the 31st day of March, 2010.

WASATCH FUNDS TRUST
(Name of Registrant)

By:	/s/ Samuel S. Stewart, Jr.
Name:	Samuel S. Stewart, Jr.
Title:	President

Attest:	/s/ Russell L. Biles
Name:	Russell L. Biles
Title:	Secretary